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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. 4)(1)


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                             OVERLAND STORAGE, INC.

                                (NAME OF ISSUER)

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    690310107

                                 (CUSIP NUMBER)


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                                 YUKIO MORIKUBO
                              P.O. BOX 97057 11431
                                WILLOWS ROAD N.E.
                         REDMOND, WASHINGTON 98073-9757
                                 (425) 881-8004

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

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                                NOVEMBER 18, 2005

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. | |

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

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        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP NO. 690310107                SCHEDULE 13D                    (PAGE 2 OF 5)
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-----  ------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Advanced Digital Information Corporation
       EIN:  91-1618616
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)| |
                                                                          (b)| |

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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS*
        WC
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E)                                                 | |

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Washington, U.S.A.
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                     ----- -----------------------------------------------------
NUMBER OF SHARES      7    SOLE VOTING POWER
BENEFICIALLY OWNED         703,842
BY EACH REPORTING
PERSON WITH
-------------------- ----- -----------------------------------------------------
                      8    SHARED VOTING POWER
                           -0-
-------------------- ----- -----------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           703,842
-------------------- ----- -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        703,842
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       | |

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.93%(1)
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
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     (1) Based on 14,264,826 shares of outstanding common stock, no par value, of Overland Storage, Inc. as of November 1, 2005, as reported on Overland Storage, Inc.'s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2005.

     This Amendment No. 4 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Advanced Digital Information Corporation, a Washington corporation ("ADIC"), in respect of shares of common stock, no par value per share (the "Shares"), of Overland Storage, Inc., a California corporation ("Overland"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended and supplemented to add the following information:

     "On November 17, 2005, ADIC sold 250,000 Shares at an average price per Share of $7.7289 (the "November 17 Sale"). On November 18, 2005, ADIC sold an additional 350,000 Shares at an average price per Share of $7.8666 (the "November 18 Sale"). The November 17 Sale and the November 18 Sale were effected on the NASDAQ.

     ADIC will evaluate Overland and review its holdings of Shares on a continuing basis. Whether ADIC makes further proposals related to the Shares or purchases any additional Shares or disposes of any Shares, and the amount and timing of any such transactions, will depend upon ADIC's continuing assessment of pertinent factors, including Overland's and ADIC's respective businesses and prospects, other business investment opportunities available to ADIC, economic conditions, stock market conditions, the attitudes and actions of the board of directors and management of Overland, the availability of Shares for purchase at particular price levels, the availability and nature of opportunities to dispose of ADIC's interest in Overland, to realize trading profits or minimize trading losses, and other plans and requirements of ADIC. Depending upon its individual assessments of these factors from time to time, ADIC may change its present intentions and reserves the right to, among other things, (a) hold its investment in Overland; (b) dispose of some or all of the Shares held by ADIC or to acquire additional Shares from third parties (by means of open market or private transactions for cash or for other consideration); (c) seek to acquire or influence control of Overland, the means of which may include Overland board representation; (d) engage in short selling of or any hedging or similar transaction with respect to the Shares; or (e) take any other action similar, or in addition, to those listed above.

     Except as otherwise disclosed in this Item 4, ADIC does not currently have any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of Shares referred to in the prior paragraph, ADIC may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of Overland, or other third parties regarding such matters."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended and supplemented to add the following information:

     "As a result of the November 17 Sale and the November 18 Sale, ADIC beneficially owns, and has sole voting and dispositive power with respect to, 703,842 Shares, representing approximately 4.93% of Overland's outstanding Shares based on the number of Shares outstanding as of November 1, 2005, as reported on Overland's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2005."

     Item 5(b) is hereby amended and supplemented to add the following information:

     "The information contained in Item 5(a) above is incorporated herein by reference as if restated in full."

     Item 5(c) is hereby amended and supplemented as follows:

     "The following sales of Shares have been made by ADIC:

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             DATE              SHARES SOLD              AVERAGE PRICE
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       November 17, 2005           250,000                     $7.7289
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       November 18, 2005           350,000                     $7.8666
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     These transactions were effected on the NASDAQ."

     Item 5(d) is hereby amended and supplemented as follows:

     "The information contained in Item 4 above is incorporated herein by reference as if restated in full."

     Item 5(e) is hereby amended and supplemented as follows:

     "After the completion of the November 18 Sale, which occurred on November 18, 2005, ADIC ceased to be the beneficial owner of more than five percent of Overland's outstanding Shares and, as a result, is no longer required to be a reporting person under Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules promulgated thereunder. In light of the foregoing, ADIC will no longer file a Statement on Schedule 13D unless and until such time as it is required to be a reporting person under
Section 13(d) of the Exchange Act or the related rules promulgated thereunder."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ADVANCED DIGITAL INFORMATION
                             CORPORATION

Date: November 21, 2005

                             By:  /S/ PETER VAN OPPEN
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                                 Name:     Peter van Oppen
                                 Title:    Chief Executive Officer and Chairman